

Exhibit 99.2

BIORA™
Therapeutics

CORPORATE PRESENTATION

November 2023

FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking statements" within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical fact included in this presentation, including statements concerning our plans, objectives, goals, strategies, future events, plans or intentions relating to product candidates, estimates of market size, the anticipated timing, design and conduct of our planned pre-clinical and clinical trials, the anticipated timing for pre-clinical and clinical data, the development of our product candidates, the potential clinical benefits of our product candidates, including efficacy and safety benefits, the potential benefits of strategic partnerships and licensing arrangements and our intent to enter into any strategic partnerships or licensing arrangements, the timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated product development efforts, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this presentation, including competition from third parties with respect to our product candidates; risks related to the supply and manufacturing of and complexity of components in our devices; whether we will be able to develop our precision medicine products, and, if developed, that such product candidates will be authorized for marketing by regulatory authorities, or will be commercially successful; and those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and elsewhere in such filing and in other subsequent disclosure documents, including our Quarterly Reports on Form 10-Q, filed with the U.S. Securities and Exchange Commission.

We cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. Forward-looking statements are not historical facts and reflect our current views with respect to future events. Given the significant uncertainties, you should evaluate all forward-looking statements made in this presentation in the context of these risks and uncertainties and not place undue reliance on these forward-looking statements as predictions of future events. All forward-looking statements in this presentation apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation. We disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Industry and Market Data: We obtained the industry, market, and competitive position data used throughout this presentation from our own internal estimates and research, as well as from industry and general publications, and research, surveys, and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified any third-party information, and all such data involve risks and uncertainties and are subject to change based on various factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Our mission is to reimagine therapeutic delivery

Innovating smart capsule technologies to deliver the right dose to the right place, safely



NAVI*cap*™

TARGETED ORAL DELIVERY

Treatment at the site of disease in the GI tract could improve outcomes for patients with inflammatory bowel disease



BIO*jet*™

SYSTEMIC ORAL DELIVERY

Needle-free, oral delivery of large molecules designed to replace injection for better management of chronic diseases



THERAPEUTIC PIPELINE

	PROGRAM	INDICATION	DESIGN/FEASIBILITY	PRECLINICAL	CLINICAL
NAVICAP™ TARGETED DELIVERY	**NaviCap™** Targeted Oral Delivery Platform	--			
	BT-600 NaviCap + tofacitinib*	UC		▶	
	BT-001 NaviCap + adalimumab variant*	UC			
BIOJET™ SYSTEMIC ORAL DELIVERY	**BioJet™** Systemic Oral Delivery Platform	--			
	Ionis Collaboration BioJet + antisense therapy	Undisclosed			
	Large Pharma 1 Collaboration BioJet + undisclosed drug	Undisclosed			
	Large Pharma 2 Collaboration BioJet + undisclosed drug	Undisclosed			
	PLANNED FOR 2024				
	BT-200 BioJet + GLP-1 receptor agonist*	Demonstration Program			
	BT-002 BioJet + adalimumab variant*	Demonstration Program			

*Biora's own molecules

▶ **IND FILED**

BIORA Therapeutics

NAVIcap™

TARGETED ORAL DELIVERY

ULCERATIVE COLITIS: THE TREATMENT GAP

Despite therapeutics targeting different pathways, few patients achieve long-term remission

UC TREATMENT CYCLE

Treatment begins with 2-3 months of drug therapy to reach therapeutic levels

15-30% of patients achieve remission of symptoms after induction with any drug therapy[1,2]



INDUCTION TRIAL
NO RESPONSE
INDUCTION TRIAL
MAINTENANCE
RELAPSE

60% of patients in remission relapse within 12 months[2]

Patients in remission continue drug therapy to prevent relapse

Patients undergo induction (2-3 months) with different drug

Efficacy rate decreases with successive rounds of therapy[1]

ABOUT ULCERATIVE COLITIS

- Inflammatory bowel disease (IBD) includes Crohn's disease and ulcerative colitis (UC)
- UC causes inflammation and damage to the large intestine
- About 1 million people in the U.S. are affected with UC, and ~40,000 cases are diagnosed each year[3]

1. Alsoud D, Verstockt B, Fiocchi C, Vermeire S. Breaking the therapeutic ceiling in drug development in ulcerative colitis. Lancet Gastroenterol Hepatol. 2021;6(7):589-595.
2. Hirten RP, Sands BE. New Therapeutics for Ulcerative Colitis. Annu Rev Med. 2021;72:199-213.
3. Shivashankar R, Tremaine WJ, Harmsen WS, Loftus EV Jr. Incidence and Prevalence of Crohn's Disease and Ulcerative Colitis in Olmsted County, Minnesota From 1970 Through 2010. Clin Gastroenterol Hepatol. 2017;15(6):857-863.

Targeted delivery could enable rapid induction and improve patient response

THERAPEUTIC CHALLENGES

1 Difficulty of achieving sufficient drug levels at site of disease

2 Systemic toxicity issues may limit daily dosage of UC drugs

3 Combination therapy is limited by toxicity

POTENTIAL SOLUTION

Targeted delivery is designed to increase drug levels at the site of disease, which is correlated with improved outcomes[1]

Reduced systemic uptake is designed to reduce toxicity and adverse events

Reduced toxicity could enable combination therapy[2]

Development in partnership with:



1. Verstockt B, Alsoud D, van Oostrom J, et al. Tofacitinib tissue exposure correlates with endoscopic outcome. Poster presented at: *17th Congress of the European Crohn's and Colitis Organisation* (ECCO), February 18, 2022, virtual.
2. van Oostrom J, Verstockt B, Hanzel J, et al. Pharmacokinetic stratification of cytokine profiles during anti-TNF induction treatment in moderate-to-severe ulcerative colitis. Poster presented at: *17th Congress of the European Crohn's and Colitis Organisation* (ECCO), February 18, 2022, virtual.











RESEARCH DATA SUPPORTS TARGETED APPROACH

Tissue drug concentration correlates with endoscopic outcomes in UC

30 consecutive UC patients with active endoscopic disease initiated treatment with tofacitinib and prospectively monitored

RESULTS

- Tofacitinib tissue exposure at the end of induction was associated with endoscopic improvement by week 16 (p=0.04)
- In responders (n=14), median tofacitinib tissue exposure exceeded IC_{90}

Research presented at ECCO 2022 and DDW 2022 in collaboration with:

KU LEUVEN

IBD Leuven

Amsterdam UMC University Medical Centers

TOFACITINIB TISSUE EXPOSURE EXCEEDED IC_{90} IN RESPONDERS

Tofacitinib tissue concentration (pg/g protein)
Non-responders
Responders
P= 0.04
2000000.00
1500000.00
1000000.00
500000.00
.00
3
median tissue exposure
IC90
0
1
Endoscopic improvement by week 16

Verstockt B, Alsoud D, van Oostrom J, et al. Tofacitinib tissue exposure correlates with endoscopic outcome. Poster presented at: *17th Congress of the European Crohn's and Colitis Organisation* (ECCO), February 18, 2022, virtual.

BIORA Therapeutics

NAVICAP™ TARGETED DRUG DELIVERY PLATFORM

Needle-free, oral drug delivery to the colon

NAVIcap™

ORAL ADMINISTRATION

Convenient oral capsule the size of a fish-oil pill

AUTONOMOUS LOCATION

GITrac™ autolocation technology enables targeted delivery to the colon, regardless of fasted or fed state[1]

TARGETED DRUG DELIVERY

Method designed to coat the length of the colon with liquid formulation, minimizing systemic uptake





1. Lee SN, Razag G, Stork C, et al. Potential effects of food on a novel Drug Delivery System (DDS) to deliver therapeutic compound into the colon. Poster presented at: Crohn's & Colitis Congress, January 19-21, 2023, Denver, CO.

NAVICAP™ TARGETED DRUG DELIVERY PLATFORM
Autonomous location and delivery to the colon





https://biora.wistia.com/medias/r65935rbqs

DEVICE FUNCTION STUDIES

Four successful studies in humans showing the NaviCap™ device was well tolerated and performed as intended



Q4 2022	Q4 2022	Q1 2023	Q2 2023
PM-601 Device Function Study in Healthy Volunteers – Fasted State	**PM-602 Device Function Study in Patients with Active UC**	**PM-611 Device Function Study in Healthy Volunteers – Fasted & Fed**	**BT-603 Device Function Study in Healthy Volunteers – Fasted State**
• 83% of devices accurately identified entry into the colon (10/12)[1] • Achieved distribution of payload across the entire colon[1] • No early deployment before colon detection[1]	• 100% of devices accurately identified entry into the colon, triggered release of a liquid payload, and achieved distribution across the entire colon (7/7)[3]	• 100% of analyzed devices successfully identified entry to the colon and activated gas cells for delivery in all fasted/fed schedules (39/39)[2] • 97.4% of analyzed devices activated the payload release function (38/39)[2]	• 94% of devices accurately identified entry into the colon, triggered release of a liquid payload, and achieved distribution across the entire colon (15/16)[4]
HEALTHY VOLUNTEERS 	**ACTIVE UC PATIENTS** 	**FUNCTION WITH/WITHOUT FOOD** 	**PHASE 1-READY DEVICE** 

1. Lee SN, Sandefer E, Doll W, et al. A Scintigraphic Study to Evaluate the Safety, Tolerability, and Functionality of a Drug Delivery System (DDS) Device in Healthy Volunteers in Fasted State. Poster presented at: *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022, Charlotte, NC.
2. Lee SN, Razag G, Stork C, et al. Potential effects of food on a novel Drug Delivery System (DDS) to deliver therapeutic compound into the colon. Poster presented at: Crohn's & Colitis Congress, January 19-21, 2023, Denver, CO.
3. Martin K, Lee SN, Stork C, et al. A Scintigraphic Study to Evaluate the Localization and Delivery Function of a Drug Delivery System (DDS) Device in Patients with Active Ulcerative Colitis (UC) in Fasted State. Poster presented at: *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022, Charlotte, NC.
4. Biora Therapeutics internal data

DEVICE FUNCTION STUDIES

Demonstrated accurate localization and delivery to colon

NAVIcap™

ACCURATE DELIVERY TO COLON IN CANINES

Pharmacokinetic data from two marker drugs administered in canine model



Upper GI
Colon
Concentration (ng/mL)
10000
1000
100
10
1
0.1
LOQ
BLOQ
0
1
2
3
4
S4
6
8
10
12
Post dose (Hours)
S4 Cecum Entry
ACET: rapidly absorbed
Sulfapyridine: colon entry marker

- Successful delivery to colon via device
- No early release of drug
- No drug absorption in upper GI tract

ACCURATE LOCALIZATION AND DELIVERY TO HUMAN COLON

Clinical device validation for localization and delivery function using scintigraphic imaging in patients with active ulcerative colitis



5.25h
12.00h
24.00h
35.98h

- Achieved distribution across the entire colon

Biora Therapeutics internal data

BIORA™ Therapeutics

DEVICE FUNCTION STUDIES
Scintigraphic imaging of NaviCap delivery in healthy subject

Despite variability in the GI environment among subjects, the NaviCap device has been shown to perform as designed across a range of expected differences in motility.



https://www.bioratherapeutics.com/pipeline/targeted-therapeutics#scintigraphy

BT-600 PRECLINICAL STUDY RESULTS

Reduced systemic uptake, better distribution and tissue coverage

NAVIcap™

Non-GLP study; 7 days/QD in canine model compared BT-600 (tofacitinib 10mg liquid formulation delivered via device) vs. standard oral tablet (tofacitinib 10mg)

RESULTS

- Reduced drug levels in blood vs. standard oral tablet
- Tissue drug levels at average ~100X higher along the length of the colon vs. standard oral tablet
- Data suggest that a dose lower than the standard 10mg tofacitinib may provide increased tissue levels while reducing systemic exposure

PLASMA LEVEL CMAX ~5X LOWER



600
400
200
0
Tofacitinib (ng/mL)
0
4
8
12
16
20
Hours
Tofacitinib Oral Tablet 10mg
BT-600 10mg

COLON TISSUE COVERAGE ~100X HIGHER



100000
10000
1000
100
50
10
Tofacitinib (ng/g)
Proximal Colon
Transverse Colon
Distal Colon
Rectum
Proximal Colon
Transverse Colon
Distal Colon
Rectum

Biora Therapeutics internal data

BIORA Therapeutics



BT-600 (NAVICAP™ + TOFACITINIB)

Clinical Development Plan

NAVIcap™

H1 2023	H2 2023	2024

Preclinical / IND enabling

14-DAY GLP TOX STUDY
2 weeks/QD

ANALYSIS & REPORTING

Clinical

IND FILING & PHASE 1 IN HEALTHY VOLUNTEERS

Design: SAD/MAD

Primary endpoint
- Safety & tolerability

Key secondary endpoints
- PK/PD

POTENTIAL PHASE 1B IN ACTIVE UC

▲ INTERIM DATA

BIORA Therapeutics

PHASE 1: SINGLE AND MULTIPLE ASCENDING DOSE STUDIES

NAVIcap™

Evaluate safety, tolerability, pharmacokinetics and pharmacodynamics of BT-600 in healthy volunteers



SAD
24 subjects
5mg N=9
Placebo N=3
10mg N=9
Placebo N=3
BT-600
Baseline
D1 Blood Stool
D2 Blood Stool
D3 Blood Stool
D7 Blood Stool
MAD
24 subjects
5mg 7x QD N=9
Placebo N=3
10mg 7x QD N=9
Placebo N=3
Placebo or BT-600 7 days/QD
Baseline Blood Stool
D1 Blood Stool
D2 Blood Stool
D3 Blood Stool
D7 Blood & Tissue Stool

PATIENT POPULATION	Normal healthy volunteers Total of 48 subjects (24 SAD and 24 MAD subjects)
STUDY DESIGN	Randomized, double-blind (participant and site), placebo-controlled study to evaluate the safety, tolerability, and PK/PD of SAD and MAD doses of BT-600 in healthy subjects
OBJECTIVES	Demonstrate safety and tolerability of BT-600, assess PK and PD effects of tofacitinib released from BT-600 over 8 days in NHV in blood and in tissue

BIORA Therapeutics

ULCERATIVE COLITIS: TREATMENT LANDSCAPE

Potential for market-leading efficacy in tofacitinib creates sizeable opportunity

NAVIcap™

- Global annual sales forecast for ulcerative colitis therapeutics:
  - $7 billion in 2022[1]
- >10 FDA-approved drugs for UC


FORECASTED GLOBAL ANNUAL SALES[1]
(BILLIONS)
$7
$8
$10
2022
2026
2030


FIRST-LINE BIOLOGIC
SECOND-LINE BIOLOGIC
THIRD-LINE BIOLOGIC
PRE-BIOLOGICS
Adalimumab
Infliximab
Vedolizumab
Vedolizumab
Adalimumab
Infliximab
Ustekinumab
Tofacitinib / Ozanimod*

1. Source: Evaluate Pharma; GlobalData

*Non-biologic drug therapies

BIOjet™

SYSTEMIC ORAL DELIVERY

UNMET NEED

Needles are associated with poor disease management

38% of people with diabetes discontinue injectable medications due to injection concerns[1,2]

42% of patients fail to maintain diabetes treatment due to injection concerns when using an injectable GLP-1 agonist[2]

71% higher discontinuation rate for diabetes patients initiating treatment with an injectable GLP-1 agonist vs. those starting oral therapy[2]



1. Palanca A, Ampudia-Blasco FJ, Calderón JM, et al. Real-World Evaluation of GLP-1 Receptor Agonist Therapy Persistence, Adherence and Therapeutic Inertia Among Obese Adults with Type 2 Diabetes. *Diabetes Ther*. 2023;14(4):723-736. doi:10.1007/s13300-023-01382-9
2. Spain CV, Wright JJ, Hahn RM, Wivel A, Martin AA. Self-reported Barriers to Adherence and Persistence to Treatment With Injectable Medications for Type 2 Diabetes. *Clin Ther*. 2016;38(7):1653-1664.e1. doi:10.1016/j.clinthera.2016.05.009

BIOJET™ SYSTEMIC DRUG DELIVERY PLATFORM
Needle-free, oral delivery to small intestine



ORAL CAPSULE

- Convenient oral capsule the size of a multivitamin for ease of swallowing

PRECISE DELIVERY

- Enteric trigger for precise timing of drug delivery to the small intestine

NEEDLE-FREE ADMINISTRATION

- Liquid jet injection to the small intestine to maximize systemic uptake

RESEARCH COLLABORATIONS

- **IONIS**
- Large Pharma 1
- Large Pharma 2



BIOJET™ SYSTEMIC DRUG DELIVERY PLATFORM
Liquid jet delivery to the small intestine



https://biora.wistia.com/medias/embr15eh3a

Excellent systemic uptake for orally delivered large molecules demonstrated in animals

BIOjet™

Preclinical studies in swine model with endoscopically placed and triggered next-gen device compared to IV administration of GLP-1 agonist (semaglutide)

. . . .

RESULTS

- Average oral bioavailability of 37% ± 15% (N=7; CV:40%), ranging up to 60%[1]

- A repeat study (PSS10) showed similar results with average oral bioavailability of 37% (N=5; CV:57%)[1]

- All dosed animals showed detectable drug levels up to ten days post-dosing[1]

- No significant clinical signs were observed in any of the animals for up to 10 days[1]

SYSTEMIC EXPOSURE TO SEMAGLUTIDE FOLLOWING INTRADUODENAL ADMINISTRATION OF THE BIOJET DEVICE vs. IV CONTROLS



1. Lee SN, Stork C, Valenzuela R, et al. Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model. *Poster presented at: American Diabetes Association 83rd Scientific Sessions, June 23-26, 2023, San Diego, California.*

BIORA Therapeutics

UPDATE: Recent experiments with next-generation autonomous device confirm consistent performance



Preclinical studies in swine model with endoscopically placed and autonomously triggered next-gen device compared to IV administration of GLP-1 agonist (semaglutide)

· ·

RESULTS

- 96% of animals (22/23) showed semaglutide in systemic circulation at clinically relevant levels[1]

- Oral bioavailability for animals with functional devices averaged 20.5% ± 15.3% (N=22; CV: 74.6%), ranging up to 59%[1]

- No significant clinical signs were observed in any of the animals before or after dosing for up to 10 days[1]

SYSTEMIC EXPOSURE TO SEMAGLUTIDE FOLLOWING AUTONOMOUS TRIGGERING OF THE BIOJET DEVICE vs. IV CONTROLS



1. Lee SN, Stork C, Valenzuela R, et al. Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model. Poster presented at: 59th Annual Meeting of the European Association for the Study of Diabetes, October 2-6, 2023, Hamburg, Germany.









PRECLINICAL RESULTS

Development pathway for the BioJet™ platform

Q3/Q4 2022	Q1 2023	Q2/Q3 2023	Q3/Q4 2023
Preclinical Models to Assess Performance of BioJet 1	**Delivery of Adalimumab & Semaglutide with Remotely Triggered BioJet 2**	**Improvement of Autonomous Device Function for BioJet 2**	**Preclinical Testing of Pharma Collaborators' Molecules with BioJet 2**

• ≥83% autonomous deployment accuracy of BioJet 1 device in canine model[1]
• 25% bioavailability average in swine with drug detected in blood (variant of adalimumab)[2]
	• Average bioavailability in swine:
	  • 51% for adalimumab[3]
	  • 37% for semaglutide[4]
	• Performance achieved in repeat animal studies
		• Achieved target average bioavailability of ≥15% with semaglutide[3]
		• Achieved device function targets[3]
		• Confirmed with repeat animal studies[3]
			• Completed preliminary study with Ionis antisense oligonucleotides
			• Testing undisclosed molecule with Large Pharma 1 collaborator
			• Anticipate additional collaborator developments

DEVELOPED ANIMAL MODELS ✓	**>2X BIOAVAILABILITY TARGET** ✓	**PERFORMANCE TARGETS ACHIEVED** ✓	**ONGOING STUDIES**

1. Lee SN, Stork C, Smith J, et al. Development of ex-vivo and in-vivo models to assess the performance of an oral biotherapeutic delivery system (OBDS) device. Poster presented at: *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022, Charlotte, North Carolina.
2. Lee SN, Stork C, Smith J, et al. Evaluation of the pharmacokinetics of PGN-OB1 following oral administration of an oral biotherapeutics delivery system (OBDS) in Yucatan swine. Poster presented at: *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022, Charlotte, North Carolina.
3. Lee SN, Stork C, Valenzuela R, et al. Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model. Poster presented at: 59th Annual Meeting of the European Association for the Study of Diabetes, October 2-6, 2023, Hamburg, Germany.
4. Lee SN, Stork C, Valenzuela R, et al. Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model. Poster presented at: *American Diabetes Association 83rd Scientific Sessions*, June 23-26, 2023, San Diego, California.

Our mission is to reimagine therapeutic delivery

Innovating smart capsule technologies to deliver the right dose to the right place, safely



NAVI*cap*™

TARGETED ORAL DELIVERY

- IND application submitted to FDA
- Planning to initiate phase 1 trial late 2023





BIO*jet*™

SYSTEMIC ORAL DELIVERY

- Achieved performance targets with BioJet 2 device
- Performing animal studies with collaborators' molecules

APPENDIX

TARGETED THERAPEUTICS PUBLICATIONS
bioratherapeutics.com/publications



1. **Development of targeted therapeutic antibodies for the treatment of inflammatory bowel disease: A proof of concept**. Poster presented at DDW 2019.

2. **A comparison of systemic versus targeted anti-TNFα antibody in treatment of colitis induced by adoptive transfer of CD44-/CD62L+ T-cells into RAG2-/- mice recipients**. Presented at DDW 2019.

3. **Targeted delivery of soluble tofacitinib citrate to the site of inflammation to improve efficacy and safety**. Poster presented at DDW 2021.

4. **Development of a novel drug delivery system for treatment of Ulcerative Colitis**. Poster resented at DDW 2021.

5. **Development of a Novel Drug Delivery System to Deliver Drugs Directly to the Colonic Mucosa, Resulting in Improved Efficacy and Reduced Systemic Exposure for the Treatment of Ulcerative Colitis**. *Crohn's & Colitis 360.* 2021, 3, 1–5.

6. **Tofacitinib tissue exposure correlates with endoscopic outcome**. Oral presentation at DDW 2022 and BWG. Poster presented at ECCO 2022.

7. **Pharmacokinetic stratification of cytokine profiles during anti-TNF induction treatment in moderate-to-severe UC**. Poster presented at ECCO 2022 and DDW 2022.

8. **Pilot study to assess pharmacokinetic and pharmacodynamic markers following enema-dosing with adalimumab in patients with active ulcerative colitis.** Poster presented at ACG 2022.

9. **A scintigraphic study to evaluate the safety, tolerability, and functionality of a Drug Delivery System (DDS) device in healthy volunteers in fasted state.** Poster presented at ACG 2022.

10. **A scintigraphic study to evaluate the localization and delivery function of a Drug Delivery System (DDS) device in patients with active ulcerative colitis (UC) in fasted state.** Poster presented at ACG 2022.

11. **Development of a novel Drug Delivery System (DDS) to deliver drugs directly to the colonic mucosa to improve efficacy and reduce systemic exposure for the treatment of ulcerative colitis (UC)**. Poster presented at Crohn's & Colitis Congress 2023.

12. **Potential effects of food on a novel Drug Delivery System (DDS) to deliver therapeutic compound into the colon.** Poster presented at Crohn's & Colitis Congress 2023.

BIOJET™ SYSTEMIC DRUG DELIVERY PLATFORM
bioratherapeutics.com/publications

1. **Development of *ex-vivo* and *in-vivo* models to assess the performance of an oral biotherapeutic delivery system (OBDS) capsule**. Poster presented at the *Controlled Release Society Annual Meeting*, July 13-14, 2022 and at the *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022.

2. **Assessing the performance of an oral biotherapeutic delivery system (OBDS) using intra-duodenal endoscopy delivery in *Yucatan* minipigs**. Poster presented at the *Controlled Release Society Annual Meeting*, July 13-14, 2022 and at the *American College of Gastroenterology Annual Scientific Meeting*, October 21-26, 2022.

3. **Development of preclinical models to assess the performance of the oral biotherapeutic delivery system (OBDS) capsule.** Poster presented at the *Parenteral Drug Association Universe of Pre-Filled Syringes and Injection Devices Conference*, October 18-19, 2022.

4. **Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model.** Poster presented at the *American Diabetes Association 83rd Scientific Sessions*, June 23-26, 2023.

5. **Evaluation of the pharmacokinetics of glucagon-like-peptide-1 (GLP-1) receptor agonist delivered through the BioJet™ oral biotherapeutic delivery platform in a porcine model.** Poster presented at the *59th Annual Meeting of the European Association for the Study of Diabetes*, October 2-6, 2023.

INTELLECTUAL PROPERTY PORTFOLIO

Diverse patent portfolio with 73 distinct patent families

Approximately 190 granted patents and 136 pending applications in major countries and regions around the world

NaviCap™ Platform
30 patent families covering:

- Device designs, materials, components, and manufacturing
- Localization in the GI tract
- Dosing and PK/PD profiles
- Liquid drug formulations
- IBD-specific drug combinations

BioJet™ Platform
7 patent families covering:

- Device designs, materials, components, and manufacturing
- GI-specific trigger compositions
- Dosing and PK/PD profiles
- Jet parameters
- GI delivery by drug class and drug size

Other Device & Diagnostic IP
36 patent families covering:

- Ingestible devices for GI sampling and diagnostics
- GI sample preservation
- GI analyte detection & quantification
- Diagnostic biomarkers & assays

BIORA Therapeutics

